EXHIBIT 99.2

THIRD QUARTER 2015 FINANCIAL RESULTS

General

UMeWorld (the “Company”) is an internet technology company with a focus on the education market in China. UMeWorld was originally incorporated in Delaware under its prior name AlphaRx Inc. in 1997. The Company was redomiciled to BVI and continued as a BVI registered company in January, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited. UMFun, the Company’s K-12 flagship product, is a cloud based, patent-pending, adaptive learning and assessment platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items in accordance with the student’s learning needs. UMFun’s off-school version is made available to Chinese K-12 students through China Mobile, the world’s largest mobile service provider by network scale and subscriber base, serving over 801,000,000 customers.

Overview of Results of Operations

Three Months Ended	Jun 30, 2015 $	Mar 31, 2015 $	Dec 31, 2014 $	Sep 30, 2014 $	Jun 30, 2014 $	Mar 31, 2014 $	Dec 31, 2013 $	Sep 30, 2013 $
Net Sales	0	0	0	0	0	0	0	210,000
Net Income (Loss)	(474,750)	(296,594)	(212,937)	(369,110)	(2,933,595)	(336,871)	(232,386)	(19,211,385)
Net Income (Loss) per Share	(0.0054)	(0.0033)	(0.0024)	(0.0041)	(0.0329)	(0.0038)	0.0026	(0.2157)

Revenues

Total revenue for the nine-month period ended June 30, 2015 was $0. The Company expects to start generating revenue from the UMFun platform in September, 2015.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters. General and Administrative expenses were $551,325 for the nine months period ended June 30, 2015 as compared to $791,763 incurred for the same period a year ago, a decrease of $240,438.

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Net Gain/(Loss) from Operations

The Company incurred a net loss of $984,281 for the nine months ended June 30, 2015 as compared to a net loss of $3,491,295 incurred for the same period a year ago.

Interest Expense

Interest expense for the nine months ended June 30, 2015 was $87,724 as compared to interest expense of $69,665 generated during the same period a year ago.

Liquidity and capital resources

As at June 30, 2015 the Company had a working capital deficiency of $450,188 as compared to a working capital of $28,990 as at June 30, 2014.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

The inability to raise capital would have a material adverse effect on the Company.

Internal control over financial reporting

During the three-month period ended June 30, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.